December 7, 2007

Mr. Frederick J. Kleisner
Interim President and Chief Executive Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

      Re: Morgans Hotel Group Co.
                Form 10-K for the year ended December 31, 2006
                Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007, and
                September 30, 2007
                File No. 0-51802

Dear Mr. Kleisner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Critical Accounting Policies, page 86

1. In future filings, please consider including a discussion of your accounting for stock compensation as part of your disclosure of critical accounting policies. Your disclosure should address the following areas:

- Types of assumptions underlying the most significant and subjective estimates;
- Sensitivity of those estimates to deviations of actual results from management's assumptions; and
- Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Consolidated / Combined Statements of Operations and Comprehensive Loss, page F-4

2. In future filings please revise your presentation of stock-based compensation as a separate line item to include such amounts in the same line or lines where cash compensation paid to the same individuals is presented. For reference see SAB Topic 14F.

3. Please confirm to us that amounts recorded in other comprehensive income are net of deferred taxes.

Notes to Consolidated / Combined Financial Statements, page F-7

Note 10 – Omnibus Stock Incentive Plan, page F-32

4. In future filings please disclose the weighted average grant-date fair value of equity options granted during the year as required by paragraph A240(c) of SFAS No. 123(R). In addition, please disclose and tell us the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized as required by paragraph A240(h) of SFAS 123(R).

Form 10-Q for the quarter ended March 31, 2007

Note 4 – Investments in and Advances to Unconsolidated Joint Ventures

5. Please provide us with more detail about the $6.1 million in cash received from the transfer of your joint venture partners' 50% share of the London hotels to an unrelated third party, including the facts that support the recognition of other non-operating income and the literature that you relied upon to determine the appropriate accounting treatment.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief